EXHIBIT 2

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE YEARS ENDED DECEMBER 31, 2005

(All dollar amounts in U.S. currency unless otherwise stated)

Management’s Discussion and Analysis

The following discussion of the results and financial position of the Company should be read in conjunction with the accompanying audited consolidated financial statements and related notes as at and for the year ended December 31, 2005. The date of this Management’s Discussion and Analysis is March 24, 2006.

This financial information was prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Reference should be made to note 17 of the audited consolidated financial statements for a reconciliation of significant differences between Canadian and U.S. generally accepted accounting principles.

2005 Highlights

•

Commissioning of the Aguablanca nickel mine completed and commercial production commenced with sales in 2005 of 11.2 million pounds of nickel at a cash cost(a) of $3.17 per pound, generating sales of $47.9 million. Nickel production was 11.9 million pounds.

•

Construction commenced in November at the Tasiast gold project in Mauritania, with a lump-sum turn-key contract awarded to Senet in January 2006.

•

Operating cash flow of $9.0 million.

•

$53.6 million held in cash and cash equivalents at year-end.

•

Net loss of $42.1 million, including a derivatives loss of $25.3 million, a foreign currency exchange loss of $11.6 million and an accrual for mine closure of $4.1 million. The derivatives loss resulted primarily from copper derivative financial instruments related to the Aguablanca project finance.

•

El Valle and Carlés mines produced 68,945 ounces of gold at a cash cost(a) of $445 per ounce in 2005. In February 2006, the Company decided to proceed with the closure of these operations.

•

Asturian Government’s (Spain) rejection of the application for the “change of land use” required to develop the Salave gold project prompted legal proceedings by the Company and impacted plans for El Valle and Carlés.

(a) Refer to Non-GAAP Measures Section.

Overview

Rio Narcea Gold Mines, Ltd. (“Rio Narcea” or the “Company”) is a growing Canadian mineral resource company with operations, development projects and exploration activities in Spain, Portugal and Mauritania. The Company produces gold at its El Valle and Carlés mines in northern Spain and nickel at its Aguablanca nickel-copper-platinum group metals (PGM) mine in southern Spain. Closure of the northern Spanish gold mines is planned by the end of 2006. Construction of its Tasiast gold project in Mauritania, West Africa, is underway, with production expected in 2007.

In December 2004, the Company started commissioning at its Aguablanca nickel mine, with commercial production commencing in 2005, which provided revenues of $47.9 million during the year. Gold operations at the El Valle and Carlés mines, with reduced production and increased cash costs, were marginal, resulting in the decision, in February 2006, to commence the closure of these operations, to be completed by the end of 2006. The construction of the Tasiast gold project in Mauritania commenced in November 2005, with a lump-sum turn-key contract awarded to Senet of South Africa, which was finalized in January 2006. All main equipment has been already ordered and key personnel are either on site or have been identified.

Selected Annual Information

A detail of selected annual information is as follows:

$000	2005 (b)	2004 (a)(b)	2003
Revenues	105,500	68,503	60,278
Net income (loss)	(42,125)	(44,445)	3,207
Net income (loss) per share – basic and diluted	(0.27)	(0.36)	0.03
Cash provided by operating activities	8,965	8,878	21,118
Cash and cash equivalents	53,624	81,889	32,862
Total assets	249,217	281,910	162,390
Long-term debt	15,982	31,109	6,706
Dividends declared per share	–	–	–

(a) Includes a write-down of $28.4 million.

(b) Includes the effect on sales and net income (loss) of the treatment of Nalunaq ore (refer to “Milling Agreement” section below).

Refer to the Results of operations – Consolidated section below for a discussion about the factors that have causes period to period variations.

Summary of Quarterly Results

A summary of quarterly results is as follows:

$000	2005 (a)				2004 (a)
	4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
Revenues	34,131	30,070	32,269	9,030	16,026	19,349	14,120	19,008
Net (loss)	(9,667)	(10,123)	(6,207)	(16,128)	(31,366)	(6,379)	(288)	(6,412)
Net (loss) per share – basic and diluted	(0.06)	(0.06)	(0.04)	(0.10)	(0.21)	(0.05)	(0.00)	(0.06)
Cash provided by (used in) operating activities	13,037	5,769	1,234	(11,075)	(3,354)	4,610	2,702	4,920

(a) Includes the effect on sales and net (loss) of the treatment of Nalunaq ore (refer to “Milling Agreement” section below).

The Company started production at its Aguablanca nickel mine in early 2005. Sales increased significantly from the second quarter of 2005 onward, as a result of the commencement of the sale of Aguablanca concentrate in that quarter.

Review of Mining Operations - Gold

El Valle and Carlés Gold Operations

During 2005, the Company continued to produce gold from its El Valle and Carlés underground operations situated in northern Spain. Gold production from the Company’s own operations in 2005 was 68,945 ounces compared to 118,580 ounces in 2004 (174,175 in 2003). In addition, the Company treated 113,931 tonnes of Nalunaq ore in 2005 (21% of plant capacity), compared to 93,780 tonnes treated in 2004 (13% of plant capacity). The lower production from El Valle and Carlés was due to a 14% reduction in head grade due to higher than expected dilution (from 6.4 grams per tonne in 2004 to 5.5 grams per tonne in 2005), and 31% less plant throughput due to the hardness of the underground ores treated compared to the softer ores from the El Valle open pit mined and treated previously. Cash cost (refer to Non-GAAP Measures section) for the El Valle and Carlés operations increased to $445 per ounce, compared to $215 in 2004 and $146 in 2003.

Summary of El Valle and Carlés Gold Operations
	2005			2004			2003
	Rio Narcea’s operations	Nalunaq ore (b)	Total	Rio Narcea’s operations	Nalunaq ore (b)	Total	Rio Narcea’s operations
Tonnes of ore milled	416,132	113,931	530,063	606,713	93,780	700,493	761,631
Grade (g/t)	5.5	16.6	7.9	6.4	17.1	7.8	7.6
Recovery (%)	94.2	96.5	95.3	95.0	97.3	95.6	94.1
Gold production (oz)	68,945	58,767	127,712	118,580	50,297	168,877	174,175
Cash cost ($/oz)(a)	445	458	451	215	397	269	146

(a) Refer to Non-GAAP Measures section.

(b) There was no processing of Nalunaq ore in 2003.

El Valle Gold Mine

In 2004, the mine made the transition from an open pit to an underground operation. Open pit mining was completed in August 2004.

In December 2004, revised mine plans for the El Valle and Carlés mines were developed. A significant increase in mining costs was expected and confirmed for 2005 due to the lower mining rates and lower grades. As at December 31, 2004, the Company evaluated for impairment the book value of the El Valle mine, the Carlés mine and the El Valle plant, which processes ore from both the El Valle and Carlés mines, and based on the then current reserves and operating costs, determined that a write-down of the carrying value of these assets of $28.4 million was appropriate.

In 2005, mine production from the El Valle underground mine was 177,613 tonnes at 3.1 grams Au per tonne and 0.98% Cu, compared to a budget of 237,255 tonnes at 4.1 grams Au per tonne and 0.84% Cu. This resulted in 25% less tonnes mined at a 24% lower head grade compared to budget, producing 43% less contained gold.

At year end 2005, mineral resources and reserves are as follows:

El Valle Gold Mine - Mineral Reserves and Resources (a)

	Tonnes (000’s)	Gold Grade (g/t)	Contained Gold (ounces)	Copper Grade (%)	Contained Copper (000 lb)
Mineral reserves
Proven (b)	230	3.84	29,000	0.95	4,844
Probable	-	-	-	-	-
Total proven and probable reserves	230	3.84	29,000	0.95	4,844
Mineral resources
Measured	953	5.08	157,000	1.24	24,669
Indicated	1,025	5.93	195,000	1.20	23,962
Total measured and indicated resources	1,978	5.52	351,000	1.22	48,631
Inferred resources	2,569	8.74	722,000	0.79	18,033

(a) Mineral resources included mineral reserves.

(b) Include the estimated 14,000 ounces of gold contained in 100,000 tonnes of stockpiled ore.

The El Valle reserves and resources estimates and updates are prepared by or under the direction of Alan C. Noble, of ORE Reserves Engineering, Colorado, USA, who is a Qualified Person independent of Rio Narcea, as that term is defined in National Instrument 43-101.

In February 2006, after a thorough performance review of the El Valle and Carlés operations, the Company took the decision to close these operations. As a result, an orderly mine closure procedure will commence as soon as practicable, with the ultimate cessation of production and the closure of both the El Valle and Carlés mines being completed no later than the end of 2006. As a result of this decision, mining during 2006 will be concentrated in already developed areas with better rock conditions and higher grades. There will be no further investment in underground development.

Total closure costs, including site rehabilitation costs at El Valle and Carlés and statutory employee severance payments, are not expected to exceed $5.9 million, all of which has been accrued for as of December 31, 2005.

In reaching this decision, the Company has been significantly influenced by the decision of the Regional Authorities of Asturias, not to approve the change of land use at the Salave gold project (refer to section Review of Development and Feasibility Gold Projects – Salave Gold Project below) located some 70 km west of the El Valle, as the concentrates that were planned to be produced from the Salave project were expected to be processed at the El Valle plant, with improved economics.

Carlés Gold Mine

The Carlés mine accounted for approximately 35% of the total production in 2005 (12% in 2004). The Company started underground mining at Carlés East in mid-2003. Open pit production at Carlés was completed in May 2004.

At year end 2005, mineral resources and reserves are as follows:

Carlés Gold Mine - Mineral Reserves and Resources (a)

	Tonnes (000’s)	Gold Grade (g/t)	Contained Gold (ounces)	Copper Grade (%)	Contained Copper (000 lb)
Mineral reserves
Proven (b)	160	5.01	26,000	0.57	1,990
Probable	64	4.30	9,000	0.41	580
Total proven and probable reserves	224	4.81	35,000	0.52	2,570
Mineral resources
Measured	240	5.32	41,000	0.80	3,451
Indicated	619	5.2	103,000	0.68	9,193
Total measured and indicated resources	859	5.23	145,000	0.71	12,644
Inferred resources	832	5.05	135,000	0.58	7,952

(a) Mineral resources included mineral reserves.

The Carlés reserves and resources estimates and updates are prepared by or under the direction of Alan C. Noble, of ORE Reserves Engineering, Colorado, USA, who is a Qualified Person independent of Rio Narcea as that term is defined in National Instrument 43-101.

In 2005, mine production from the Carlés underground mine was 158,588 tonnes at 5.4 grams Au per tonne and 0.78% Cu, compared to a budget of 187,026 tonnes at 6.4 grams Au per tonne and 0.73% Cu. Compared with budget, there was a 15% reduction in tonnes mined at a 16% lower head grade which resulted in 28% less contained gold from Carlés underground mine in 2005.

As previously discussed, the Company has taken the decision to proceed with the closure of these operations. The Company does not believe that positive cash flow could be sustained at Carlés on a stand-alone basis.

Milling Agreement

In December 2003, Rio Narcea signed a milling agreement with Nalunaq Gold Mine A/S (“Nalunaq”), a subsidiary of Crew Gold Corporation, for the purchase and processing of high-grade ore from the Nalunaq gold mine in south Greenland. Under the terms of the agreement, Nalunaq was to sell to Rio Narcea four to five batches per year of high-grade ore at the selling price of the recovered gold less a milling fee, essentially a ”tolling fee” arrangement. The agreement also provides for an efficiency fee to Rio Narcea for improved plant recoveries. Either party may terminate the agreement on three months notice.

The primary rationale for the purchase and treatment of the Nalunaq ore is that it enables the El Valle plant to operate at approximately full capacity and, therefore, more efficiently and cost effectively. The gross margin for treatment of the Nalunaq ore amounted to negative $0.3 million in 2005 (positive $0.5 million in 2004).

On March 9, 2006, the Company gave notice to Nalunaq that, in accordance with the existing agreement, the agreement will terminate on September 30, 2006.

Review of Mining Operations - Nickel

Aguablanca Nickel Operations

The construction of the Aguablanca open pit mine (Ni-Cu-PGM) and its on-site processing facilities was completed in mid-December 2004 and commissioning commenced immediately thereafter. In 2005, plant throughput was constrained due to equipment design problems encountered during start-up. A systematic program of changes was implemented by the Company such that by the end of 2005, the plant achieved operating results close to design specifications. In January 2006, the performance tests, as specified in terms of the lump-sum contract with Fluor Corporation, were achieved.

A summary of the Aguablanca operating results for the 2005 year and each quarter thereof is shown below:

	Year Ended December 31, 2005	Three Months Ended December 31, 2005	Three Months Ended September 30, 2005	Three Months Ended June 30, 2005	Three Months Ended March 31, 2005
Ore milled (tonnes)	997,224	274,434	258,121	285,224	179,445
Nickel head grade (%)	0.76	0.86	0.83	0.64	0.69
Copper head grade (%)	0.55	0.59	0.58	0.49	0.57
Nickel recovery (%)	71.3	78.8	76.8	63.7	58.4
Copper recovery (%)	88.7	90.7	88.5	92.3	82.1
Nickel production (000 lb)	11,863	4,085	3,654	2,563	1,561
Copper production (000 lb)	10,776	3,224	2,946	2,843	1,763

The Company is confident that the results obtained in the fourth quarter of 2005 are sustainable and can be further improved upon during 2006. Since January 1, 2006, the mills have been treating an average of approximately 180 tonnes per hour (“Tn/h”), which would correspond to approximately 1.5 million tonnes on an annualized basis. Further increases up to 235 Tn/h should be achievable in the near term. The only foreseeable limiting factor to such further increases in throughput is the availability of process water due to severe drought conditions currently being experienced in the south of Spain. As a precaution, the Company has been securing alternatives, over and above the existing water sources, in the event that the drought conditions continue during the year. Grades of nickel and copper in the bulk concentrate have continued to improve and currently average approximately 7% nickel and 7% copper.

Mine production has performed well during the year, with mining rates being limited by plant constraints.

In conjunction with the commencement of the open pit operations, a 2,700 metre-long ramp to access the mineralization below the Aguablanca open pit was developed and completed in 2005, which has facilitated commencement of an underground infill drilling program to test the continuation of ore at depth. Infill and exploration drilling both from underground and surface will continue during 2006.

Review of Development and Feasibility Stage Gold Projects

Tasiast Gold Project

On June 30, 2004, Rio Narcea signed a definitive agreement with Defiance Mining Corp. (“Defiance”) whereby, pursuant to a plan of arrangement, it acquired all of the shares of Defiance on the basis of one Rio Narcea share for every 5.25 shares of Defiance. The transaction closed on September 3, 2004.

As a result of the Defiance transaction, Rio Narcea now owns 100% of the Tasiast gold project located in Mauritania, West Africa and approximately 16,000 square kilometres of exploration licenses also in Mauritania. The Tasiast project is fully permitted and a bankable feasibility study was completed in late April 2004 by SNC-Lavalin Inc. The mineral resources and reserves of the project are as follows:

Tasiast Gold Project - Mineral Reserves and Resources (@1 g/t gold cut-off) (a)

	Tonnes (000’s)	Grade (g/t)	Contained Gold (ounces)
Mineral reserves
Proven	602	3.75	73,000
Probable	8,337	3.03	812,000
Total proven and probable reserves	8,939	3.08	885,000
Mineral resources
Measured	628	3.92	79,000
Indicated	11,441	3.01	1,106,000
Total measured and indicated resources	12,069	3.06	1,185,000
Inferred resources	12,428	2.25	889,000

(a) Mineral resources included mineral reserves.

The Tasiast reserve estimate was prepared by A.C.A. Howe International Ltd. (“A.C.A. Howe”) under the supervision of Daniel C. Leroux, P.Geo., a Qualified Person independent of Rio Narcea, as disclosed in the 43-101 report dated January 31, 2006 (the “2006 A.C.A. Howe Technical Report”) which report adopted section 5.0 of the SNC Lavalin 43-101 report dated May 27, 2004. Rio Narcea’s modifications to the pit design have resulted in slight changes to the mineral reserve estimate originally prepared by SNC-Lavalin Inc. under the supervision of Mr. Ab Kroon, a Qualified Person independent of Defiance. The Tasiast resource estimate was prepared by A.C.A. Howe under the supervision of Daniel C. Leroux, P.Geo. a Qualified Person independent of Rio Narcea. As disclosed in the 2006 A.C.A. Howe Technical Report, A.C.A. Howe audited the previous resource estimate prepared by A.C.A. Howe and set out in their 43-101 report dated October 10, 2003.

In January 2005, Rio Narcea awarded the basic engineering for the Tasiast project to Senet, an international engineering, design and project management company based in South Africa. Capital costs for the Tasiast project are estimated at $63.5 million and the cash cost over the 8-plus year open pit mine-life is expected to average $240 per ounce (refer to Non-GAAP Measures section).

Increased capital costs, as compared with the 2004 feasibility study, are related to a number of factors including a $5.8 million increase in the costs for the power plant, which will utilize heavy fuel oil rather than the more costly diesel fuel. Other cost increases were related to the general rise in prices for construction and related materials.

Following this review, the Company announced, in August 2005, its decision to proceed with the construction of the Tasiast project and, in November 2005, construction commenced. A Lump-Sum Turn-Key contract was finalized in January 2006 with Senet for the construction of the plant and the camp and related facilities.

Construction of the project is expected to be completed during the first half of 2007, with first gold production in 2007.

The project will be financed by a combination of project debt financing, the Company’s existing cash and projected future operating cash flow. In November 2005, Rio Narcea signed a mandate letter with Macquarie Bank Ltd. to provide a $45 million debt facility for the construction of the project. The debt facility, which is subject to Macquarie’s credit approval, including the usual technical and legal due diligence, includes a $40 million project loan, a $5 million guaranteed loan and a gold hedging facility under which the Company will be required to enter into a price protection program for 340,000 ounces of gold, assuming the total facility is drawn down.

Salave Gold Project

On October 28, 2003, the Company acquired 85% of the shares of Exploraciones Mineras del Cantábrico, S.L. (“EMC”), a Spanish exploration company which owns the mineral rights to the Salave gold deposit located in Asturias, Spain. The acquisition cost of EMC amounted to approximately $5.8 million, of which $1.5 million was paid in shares of the Company and $4.3 million was paid in cash. At the time of the transaction, the mineral rights were leased to a third party. On March 9, 2004, that existing lease agreement was terminated, giving the Company, through EMC, the sole right to develop the deposit. As consideration for the cancellation of the lease agreement, the Company paid $5.0 million in cash and granted 2 million warrants, the fair value of which amounted to $1.2 million During 2004 and 2005, the Company’s interest in EMC was increased to 95.0% as a result of EMC completing various equity financings in which the minority shareholders did not participate (refer to note 6 of the audited consolidated financial statements).

In May 2004, the Company commenced a full feasibility study on Salave that included the compilation of previous exploration and drilling information into a single database. Additionally, a 15,500-metre infill drilling program was initiated to close the drill hole spacing to 25 metres, and was completed in May 2005.

A review of the deposit indicates that four of the principal zones of mineralization remain open for possible additions to the current resource. Drilling extended the high-grade Mirayos zone to the northwest and increased the average grade of the Lagos zone in the south central sector of the deposit.

During 2004, a technical resource report compliant with National Instrument 43-101 for the Salave deposit was prepared by independent consultants Roscoe Postle Associates Inc., under the supervision of Mr. Hrayr Agnerian, M.Sc. (Applied), P.Geo., a Qualified Person independent of Rio Narcea, and was filed on November 8, 2004. The report was based on all available information and drill data from previous work on the project but included only the first 15 holes from the infill drill program. The study estimated that the Salave project contains a measured and indicated resource of 1.5 million ounces of gold in 15,195,000 tonnes grading 3.0 g/t gold using a cut-off grade of 1.0 g/t gold. An additional 0.2 million ounces of gold is estimated to be contained in 2,813,000 tonnes grading 2.5 g/t gold in the inferred resource category. The resource estimate is summarized in the table below:

Salave Project - Resource (@1 g/t gold cut-off)

	Tonnes (000’s)	Grade (g/t)	Contained Gold (Ounces)
Measured resources	354	2.70	30,730
Indicated resources	14,841	3.00	1,431,446
Total measured and indicated resources	15,195	2.99	1,462,176
Inferred resources	2,813	2.47	223,387

In 2004, the Company commenced the permitting process and during 2005 all requisite documentation was presented for approval. In August 2005, the regional Government of Asturias rejected the application for “change of land use” required to develop the project. The decision, which was not based on environmental factors, was not anticipated because it contradicted several other authorizations received by the Company from the Government of Asturias, including the expropriation of certain farm land and reclassification for mining use. After a review of its legal options, the Company commenced legal applications to the local courts seeking reversal of the decision and/or monetary compensation. In the event that the decision of the Government of Asturias is maintained, the independent legal advisors of the Company believe that the Company should succeed in obtaining significant monetary compensation. However, the outcome and timing of any legal action are presently uncertain.

Review of Exploration Properties

On February 1, 2006, the Company appointed Dr. Carl Hering as Senior Vice President Exploration and Business Development.  Under his leadership, the Company is reviewing exploration plans of its large land packages both in the southern Iberian Peninsula and Mauritania.  Dr. Hering is also charged with the investigation and acquisition of new exploration and business opportunities that will contribute to Rio Narcea’s future growth in shareholder value.

Ossa Morena (Spain and Portugal)

During 2005, most of the exploration work on the Ossa Morena belt was focused on targeting Iron Oxide Copper Gold (“IOCG”) mineralization along the north-west trending Olivenza–Monesterio antiform. In total, 2,345 metres were drilled in 17 holes in two different project areas in Spain.

At Alconchel, stratiform, tuff hosted chalcopyrite, pyrite and magnetite mineralization has been traced by drilling along 1,650 metres. The best drill hole intercepts were 2.70 metres at 5.5% copper and 0.32 grams per tonne of gold and 5.85 metres at 1.2% copper and 0.1 grams per tonne gold. Selected gold values reached up to 11.1 grams per tonne gold over 0.3 metres.  At La Vicaría, structurally controlled pyrite, chalcopyrite mineralization associated with large zones of alteration has been discovered. The best drilling results were 14.6 metres at 0.8% copper, including a high grade interval of 1.5 metres at 6% copper.

Encouraging results were also encountered in and around the Honor de Miengo concession in Spain, where continuous channel sampling has returned values as high as 6.44 grams per tonne gold and 9.14% copper over 4 metres. Sultana and Vicaría, as well as Guijarro–Chocolatero and Teuler form part of the Bodonal–Cala gold belt. This is a 40 kilometres long by 7 kilometres wide belt that hosts the most important copper-gold mineralization identified to-date in the Ossa Morena region.

Rio Narcea is currently in discussions with certain companies that have expressed interest to enter into farm out exploration agreements on the Company’s Ossa Morena land position.

Mauritania

A preliminary review of the exploration database on the Company’s extensive 16,000 square kilometres land position in Mauritania is indicating that the three blocks of mineral rights currently held by Rio Narcea have geological potential to host not only additional gold mineralization, but also nickel-copper mineralization.

Thus, for example, in one of the licence blocks, the airborne geophysical data has delineated several coincident magnetic highs and radiometric lows which could be directly related to mafic – ultramafic bodies. One of the best anomalies measures 4 kilometres long by 2 kilometres wide.

In the Ahmeyin–Tijirit licence block, several coincident nickel and copper soil anomalies have been delineated, which are spatially associated with outcrops of ultramafic rocks. One of the best anomalies that deserves follow up work is 1.5 kilometres long, east-west oriented and has values of up to 609 parts-per-million (“ppm”) of nickel and 337 ppm of copper.

The Company is planning to commence active exploration on its Mauritanian land holdings in 2006.

Corcoesto (Spain)

In March 2005, the Company entered into an exploration agreement with Kinbauri Gold Corporation (“KNB”) in relation to the Company’s Corcoesto project, under which KNB can earn an interest of up to 65% of this project by expending €4.0 million ($4.7 million) in exploration over five years. In 2005, KNB conducted a 2,245 metres diamond drilling program consisting of 12 holes. Some of the best intercepts included 23.76 grams per tonne over 2.0 metres, which has encouraged KNB to continue exploring this project in 2006.

El Valle “Area 107” (Spain)

The only gold exploration currently being carried out by the Company at or near the El Valle mine is in “Area 107” that is located close to the existing underground operations. Drilling here encountered a number of high grade gold intersections and also indicated structural continuity of the mineralized zone. The mineralization remains open at depth and towards the southeast where the best intersections have been encountered.

All the underground drilling has been conducted from existing production development and is not ideally located for an exploration program. Nevertheless, the results obtained show that the structure remains open.

The Company is evaluating options to advance exploration in this area.

Exploration Agreements

The Company has exploration agreements to conduct exploration programs on its properties with C2C Inc. (for gold in Portugal), Ventura Gold Corp. (for gold in Navelgas belt – Asturias, Spain) and with Kinbauri Gold Corporation (for gold in Corcoesto – Galicia, Spain). The results of the exploration efforts under these agreements are reported by each partner.

On March 15, 2005, the Company signed a definitive agreement with Compañía de Minas Buenaventura, S.A.A. (“BVN”), under which BVN had the option to earn up to a 70% interest in all of the Company’s exploration stage properties within the Rio Narcea Gold Belt in northern Spain, with the exception of the El Valle and Carlés mines and the related infrastructure. The Company and Buenaventura have verbally agreed in January 2006 to cancel this agreement.

Results of Operations

Consolidated

The Company generated a net loss of $42.1 million ($0.27 per share) for the fiscal year ended December 31, 2005, compared to a net loss of $44.4 million ($0.36 per share) in 2004. For 2003, the Company had net income of $3.2 million ($0.03 per share). Although the net loss in 2005 is similar to the net loss in 2004, the main factors that have contributed to them are different, as summarized below:

•

Increase in the cost of sales of gold operations (inclusive of mining expenses and acquisition of Nalunaq ore, plant expenses, smelting and refining and transportation), which amounted to $57.0 million for sales of $57.6 million in 2005, compared to $62.1 million for sales of $68.5 million in 2004.

•

Reduction in the depreciation and amortization expenses from gold operations, from $10.1 million in 2004 to $1.3 million in 2005, due to the $28.4 million write down recorded in 2004 in respect of the El Valle and Carlés gold mines.

•

Accrual of $4.1 million in respect of the closure of the El Valle and Carlés gold mines.

•

Start of the nickel operations in early 2005, with a net loss incurred in 2005 of $15.7 million, compared to $1.8 million in 2004. The net loss in 2005 includes a $23.7 million derivatives loss as a result of the effect of the higher copper prices on the fair value of the copper forwards entered into by the Company in connection with the project finance of the Aguablanca project.

•

Foreign currency exchange loss of $11.6 million in 2005, compared to a gain of $4.5 million in 2004, as a result of the effect of the stronger U.S. dollar on the loans denominated in U.S. dollar held by certain of the Company’s Spanish subsidiaries and the cash and cash equivalents held in Euros by the Company.

A detailed discussion by segment of the main factors that have affected results of operations is as follows:

Gold operations

Gold operations incurred a net loss of $15.2 million in 2005 compared to a loss of $39.8 million in 2004. The following factors affected the result for 2005:

•

Increase in the cost of sales (inclusive of mining expenses and acquisition of Nalunaq ore, plant expenses and smelting, refining and transportation), which amounted to $57.0 million for sales of $57.6 million in 2005, compared to $62.1 million for sales of $68.5 million in 2004.

•

Reduction in depreciation and amortization expenses, from $10.1 million in 2004 to $1.3 million in 2005, due to the $28.4 million write down recorded in 2004 in respect of the El Valle and Carlés gold mines.

•

Accrual of $4.1 million in respect of the closure of the El Valle and Carlés gold mines.

Sales – Gold operations – The Company’s revenues from its own gold operations in 2005 decreased to $34.7 million from $48.0 million in 2004 and $60.3 million in 2003. The reduction was due to the lower gold production from own operations as a result of lower plant throughputs and head grades (refer to section Review of Mining Operations – Gold – El Valle and Carlés Gold Operations), despite the higher gold market prices.

In addition, the Company generated revenues of $22.9 million and $20.5 million in 2005 and 2004, respectively, from sales of gold produced under the Nalunaq agreement (refer to section Review of Mining Operations – Gold – Milling Agreement). There were no sales under the Nalunaq agreement in 2003.

The average realized gold price was $437 per ounce in 2005, up from $408 per ounce in 2004 ($356 per ounce in 2003). The effect of the higher gold price on sales from the El Valle and Carlés operations amounted to approximately $2.4 million in 2005. The average spot gold price in 2005 was $445 per ounce versus $410 per ounce in 2004 ($363 per ounce in 2003).

A reconciliation of gold sales in the consolidated statements of operations and deficit is as follows:

	2005		2004	2003
	$000	$/ounce	$000	$/ounce	$000	$/ounce
Gold sales before hedging	55,848	437	68,849	408	62,182	357
Cash gold hedging effect	—	—	—	—	(82)(a)	(1)
Realized gold sales	55,848	437	68,849	408	62,100	356
Non-cash gold hedging effect and deferred derivatives loss	(1,984)	(15)	(1,061)	(7)	(1,282)	(7)
Gold sales (b)	53,864	422	67,788	401	60,818	349

Average spot price		445		410		363
Production (ounces)		127,712		168,877		174,175

(a )Does not include the acquisition cost of the gold calls settled in 2003.

(b) Refer to note 19 of the audited consolidated financial statements.

Cost of sales – Gold operations – Cost of sales of gold operations for the Company’s own operations decreased to $33.9 million in 2005 from $42.1 million in 2004 ($40.6 million in 2003). This reduction results from the lower mine and plant production achieved in 2005, partially offset by increased mine and plant costs.

Mine costs at gold operations amounted to $22.6 million in 2005, compared to $30.1 million in 2004; however, mine production from El Valle and Carlés mines was 336,201 tonnes at 4.2 grams per tonne in 2005 (45,235 ounces of gold contained), compared to 288,778 tonnes at 6.3 grams per tonne in 2004 (58,373 ounces of gold contained). Plant expenses, including treatment of Nalunaq ore, amounted to $13.3 million in 2005 compared to $13.9 million in 2004; however, since plant throughput was lower at 530,063 in 2005 compared to 700,493 tonnes in 2004, plant expenses increased from $20 per tonne in 2004 to $25 per tonne in 2005.

Cash costs per ounce (refer to Non-GAAP Measures section) from own operations amounted to $445 per ounce in 2005, compared to $215 per ounce in 2004 and $146 per ounce in 2003. In Euros, the functional currency of the operating mines, cash costs increased to €357 per ounce in 2005, compared to €173 per ounce in 2004 and €129 per ounce in 2003.

Cash costs include charges for mining ore and waste associated with current period gold production, processing ore through milling facilities, by-product credits and other cash costs. Rio Narcea’s gold operations produce copper as a by-product. Proceeds from the sale of by-products are reflected as credits to cash costs. All of these charges and by-product credits are included in expenses for purposes of determining cash costs. Disclosure of cash costs per ounce is intended to provide investors with information about the cash generating capacity of the Company’s mining operations (refer to Non-GAAP Measures section).

During the last quarter of 2005, the Company changed its accounting policy of stripping costs (refer to Amendment and Change in Accounting Policies section below) with an effective date of January 1, 2005. This change in policy had no impact on the prior year’s financial statements as the stripping costs capitalized in previous years were fully amortized as at December 31, 2004.

Cost of sales – Gold operations – Nalunaq (refer to note 20 of the audited consolidated financial statements) – Cost of sales under the agreement with Nalunaq amounted to $23.1 million in 2005, similar to the $19.9 million incurred in 2004. These costs are basically composed of the acquisition cost of the ore, which is calculated as the market value of the gold contained in the ore, net of a milling and efficiency fees, and related expenses (mainly import duties and inland transport), variable processing costs and an allocation of fixed processing costs.

Depreciation and amortization expenses – Depreciation and amortization expenses for the gold operations have reduced significantly, to $1.3 million in 2005 from $10.1 million in 2004 ($9.6 million in year 2003). The reason for the reduction is the write-down of $28.4 million recorded in 2004 in respect of the El Valle and Carlés gold operations, which are the only operating gold mines of the Company.

Exploration costs – Exploration costs related to gold projects amounted to $3.1 million in 2005, similar to the $3.3 million incurred in 2004 ($4.3 million in 2003). The amount incurred in 2005 includes $2.6 million in relation to the infill drilling campaign and other studies in respect of the Salave gold project in Spain.

Administrative and corporate expenses – Administrative and corporate expenses were $2.0 million in 2005, similar to the $2.1 million incurred in 2004 ($2.6 million in 2003).

Accrual for closure of El Valle and Carlés – In 2005, the Company recorded an accrual of $4.1 million in relation to the decision to close the El Valle and Carlés gold operations during 2006 (refer to notes 6 and 10 of the audited consolidated financial statements).

Foreign currency exchange gain (loss) – The Company incurred a foreign exchange loss of $0.9 million during 2005 compared to a gain of $0.1 million in 2004, primarily resulting from the stronger US$ versus the Euro and its effect over the loans denominated in US$ held by Spanish companies whose functional currency is the Euro.

Interest expense and amortization of financing fees – Interest expenses and amortization of financing fees decreased slightly to $0.9 million in 2005 from $1.2 million in 2004. Although interest rates increased in 2005, the reduced average level of indebtedness and the capitalization of interest in respect of the construction of the Tasiast project more than offset that increase.

Derivatives loss – The Company incurred a loss of $1.5 million in relation to the gold derivative financial instruments, due to the higher gold market price, which was $436 per ounce as at December 31, 2004 and $513 one year later. The loss for the year comprises a $0.9 million non-cash loss due to the mark-to-market of the derivative instruments and a $0.6 million cash loss incurred on settlement of the derivatives that matured in 2005. As at December 31, 2005, the gold derivatives of the Company (excluding offset transactions) included puts of 96,380 ounces and forwards sales of 7,751 ounces (refer to note 15 of the audited consolidated financial statements).

Income tax (expense) benefit – The Company recorded an income tax expense of $2.4 million in respect of its gold operations in Mauritania, as a result of the change in the income tax rate from 20% to 25% and the tax effect of the capitalization of interests.

As at December 31, 2005, the Company has tax assets of $31.1 million in respect of its gold operations, of which $28.9 million are related to the Spanish gold operations. These tax assets have been reduced by a full valuation allowance as at December 31, 2005, although they remain available to offset future income, if it occurs.

Nickel operations

Nickel operations incurred a net loss of $15.7 million in 2005 compared to a loss of $1.8 million in 2004. However, since 2005 was the first year of operations of the Aguablanca nickel mine, the only nickel mine of the Company, the results for 2005 and 2004 are not comparable. The main contributor to the losses during the year was a derivatives loss of $23.7 million, related to the copper derivative financial instruments entered into as a requirement for the Aguablanca project debt. Copper price has increased from $1.49 per pound as at December 31, 2004 to $2.08 per pound as at December 31, 2005, resulting in a decrease in the fair value of the derivatives.

Sales – Nickel operations – During 2005, the Company sold five shipments of Aguablanca nickel concentrate, containing 11.4 million pounds of nickel, for revenues of $47.9 million. As at December 31, 2005, there are 4.9 million pounds of nickel whose price had not been finally determined and for which the then prevailing nickel forward prices were used.

The average realized nickel price was $5.31 per pound sold in 2005. The average spot nickel price in 2005 was $6.68 per pound ($6.50 per pound from May 2005, when the first shipment was sold, to December 2005).

Cost of sales – Nickel operations – Cost of sales of nickel operations (refer to note 20) amounted to $24.3 million in 2005. The difference between Nickel sales and Cost of sales – Nickel operations resulted in a positive contribution of $23.7 million for the period.

Cash costs per pound (refer to Non-GAAP Measures section) amounted to $3.17 per pound in 2005. In Euros, the functional currency of the operating mines, cash cost amounted to €2.55 per pound in 2005.

Cash costs include charges for mining ore and waste associated with current period gold production, processing ore through milling facilities, by-product credits and other cash costs. Rio Narcea’s nickel operations produce copper, platinum, palladium and cobalt as by-products. Proceeds from the sale of by-products are reflected as credits to cash costs. All of these charges and by-product credits are included in expenses for purposes of determining cash costs. Disclosure of cash costs per ounce is intended to provide investors with information about the cash generating capacity of the Company’s mining operations (refer to Non-GAAP Measures section).

Exploration costs – Exploration costs related to nickel projects were $2.4 million in 2005 compared to $3.1 million in 2004. As in previous years, nickel exploration is primarily related to the exploration permits in the Ossa Morena region (southern Spain and Portugal).

Foreign currency exchange gain (loss) – The Company incurred a foreign exchange loss of $4.4 million during 2005 compared to a gain of $3.6 million in 2004, resulting from the stronger US$ versus the Euro and its effect over the loans denominated in US$ held by Spanish companies whose functional currency is the Euro.

Interest expense and amortization of financing fees – Interest expense and amortization of financing fees amounted to $0.2 million in 2005 ($0.5 million in 2004). Although the $30.0 million project debt was drawn down in 2004, interest was capitalized that year as part of the project capital expenditures of Aguablanca and has also been capitalized in 2005 as part of the project capital expenditures of Tasiast.

Derivatives loss – The Company incurred a loss of $23.7 million in relation to the copper derivative financial instruments, resulting from the higher copper price of $1.49 per pound as at December 31, 2004 and $2.08 one year later. The loss for the year is comprised of a $17.2 million non-cash loss due to the mark-to-market of the derivative instruments and a $6.5 million cash loss incurred on settlement of the derivatives that matured in 2005.

Income tax (expense) benefit – As at December 31, 2005, the Company has tax assets of $10.5 million in respect of its nickel operations, which are related to the Spanish nickel operations. These tax assets have been reduced by a full valuation allowance as at December 31, 2005, although they remain available to offset future income, if it occurs.

Corporate operations

Corporate operations incurred a net loss of $11.2 million in 2005 compared to a loss of $2.8 million in 2004. The main factor that led to the increase in losses was the foreign currency exchange loss of $6.2 million incurred during the year, resulting from the parent company holding cash and cash equivalents in Euros.

Administrative and corporate expenses – Administrative and corporate expenses incurred by corporate activities have increased to $5.1 million in 2005 from $3.9 million in 2004.

Foreign currency exchange gain (loss) – During 2005, the Company has incurred foreign currency exchange losses of $6.2 million (2004 – $0.8 million) in its corporate activities, resulting from the effect of the stronger US$ over the cash and cash equivalents held in Euros.

Income tax (expense) benefit – As at December 31, 2005, the Company has tax assets of $13.4 million in respect of its corporate operations. These tax assets have been reduced by a full valuation allowance as at December 31, 2005, although they remain available to offset future income, if it occurs.

Refer to note 16 of the audited consolidated financial statements for a detail of the Company’s consolidated statements of operations by segment.

Capital Resources and Liquidity

Consolidated

Cash and cash equivalents decreased to $53.6 million as at December 31, 2005, from $81.9 million as at December 31, 2004. Operating cash flows were $9.0 million in 2005 and the exercise of stock options provided an additional $2.5 million; however cash and cash equivalents decreased during 2005 due to the significant investing expenditures totalling $24.0 million, (of which $8.6 million was related to Aguablanca, $8.7 million to Tasiast, $5.4 million to El Valle and Carlés and $1.3 million to other investments), the net repayments of bank loans that amounted to $8.6 million and the negative effect of the stronger US$ on the cash and cash equivalents held in Euros that amounted to $7.1 million.

For 2006, the Company anticipates that capital expenditures on mineral properties will amount to approximately $45.2 million, of which $41.0 million will be related to the construction of the Tasiast gold project in Mauritania, including the lump-sum turn-key contract signed with Senet. Based on planned production levels, estimated commodity prices and forecasted Euro/U.S. dollar exchange rates, it is anticipated that the required funds for the capital expenditures will come from a combination of cash and cash equivalents held by the Company, cash flows from operations and project finance loans for the Tasiast gold project.

Operating activities –

In 2005, cash provided by operating activities amounted to $9.0 million compared to $8.9 million in 2004 and $21.1 million in 2003. In 2004, the main contributor to operating cash flows had been gold operations ($16.1 million), with nickel operations using $5.0 million and corporate operations using $2.2 million. However, in 2005 nickel operations have been the key factor in obtaining positive operating cash flows ($14.3 million), with gold operations using $2.2 million and corporate operations using $3.1 million.

The reasons for the change are the poorer performance of the gold operations at El Valle and Carlés, with higher costs and lower production, and the start of production and sales at the Aguablanca nickel mine.

Investing activities –

Investing activities consumed $24.0 million in 2005 compared to $55.2 million in 2004 ($43.7 million in 2003). Investing activities in 2005 included $28.9 million in relation to capital expenditures ($54.6 million in 2004 and $42.5 million in 2003), grants amounting to ($7.0 million) (($0.1 million) in 2004 and $0.8 million  in 2003), and $2.1 million in relation to other activities ($0.7 million in 2004 and $0.4 million in 2003).

Capital expenditures on mineral properties in 2005 include $5.0 million for the El Valle and Carlés mines, $8.7 million for the Tasiast project, $13.6 million for the Aguablanca mine, and $1.6 million incurred in other projects.

In 2004, capital expenditures had been related to El Valle and Carlés ($8.7 million), Aguablanca ($41.5 million), Tasiast ($2.0 million) and acquisition of Salave and Defiance ($2.4 million).

In addition, during 2005 the Company collected $7.0 million corresponding to a portion of the grant received in 2003 for the Aguablanca mine.

Financing activities –

The exercise of employee stock options and non-employee stock options and warrants generated proceeds of $0.7 million in 2005, compared to $1.3 million in 2004 and $2.4 million in 2003.

In 2005, 1,750,000 share purchase options that had been previously issued to Deutsche Bank, S.A.E (“Deutsche Bank”) under a $3.5 million credit facility were exercised into 1,750,000 common shares for proceeds to the Company of $1.75 million. Coincident with the exercise of these options, the Company prepaid $1.75 million owing under the facility. In addition, 3,251 share purchase options granted to Investec and Macquarie were exercised in 2005 for proceeds of $4.6 thousand.

In 2004, the Company completed an equity financing for gross proceeds of $61 million (CDN$74.5 million), comprised of 24,050,000 special warrants, including a partial exercise of the underwriters over-allotment option, at a price of CDN$3.10 per special warrant for net proceeds of $58.3 million (CDN$71.2 million). Each unit consisted of one common share and one-half of one common share purchase warrant, which was detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before September 12, 2008.

In 2003, the Company completed two equity financings for gross proceeds of $50.6 million (CDN$72.1 million). In March 2003, the Company completed an equity financing comprised of 12,000,000 special warrants, including exercise of the underwriters over-allotment option, at a price of CDN$2.25 per special warrant for net proceeds of $16.7 million (excluding expenses of $0.4 million being the fair value of the 600,000 additional warrants granted to the agent as part of its fees). In September 2003, Rio Narcea completed an equity financing comprised of 16,100,000 units at a price of CDN$2.80 per unit for net proceeds of $31 million. Each unit consisted of one common share and one-half of one common share purchase warrant, which was detachable from the common shares. Each whole warrant entitles the holder to purchase one common share at a price of CDN$5.00 on or before September 12, 2008.

Proceeds from bank loans and other long-term liabilities totalled $10.8 million in 2005 (2004 - $42.7 million; 2003 - $3 million).

Proceeds from bank loans in 2005 include $4.4 million granted by Barclays Bank to finance the acquisition of Nalunaq ore and that was repaid in February 2006, $4.7 million granted by Barclays Bank to finance VAT that was repaid in 2005, $0.8 million that corresponds to reimbursable subsidies and other loans amounting to $0.9 million.

In March 2004, the Company drew down $30.0 million under the facilities granted by Investec Bank (UK) Ltd. and Macquarie Bank Ltd. (“Investec and Macquarie”) facilities to finance the construction of the Aguablanca mine. Also, €5.0 million ($6.2 million) relates to a subsidized loan for the Aguablanca mine granted by the Ministry of Industry, Commerce and Tourism (formerly Ministry of Science and Technology) and collected in January 2004. In addition, the Company drew down €5.1 million ($6.4 million) in 2004 under the VAT facility granted by Barclays Bank, S.A. to finance VAT payable during construction of the Aguablanca mine. Other loans amounting to $0.1 million were drawn down in 2004.

Proceeds from bank loans and other long-term liabilities totalled $3.0 million in 2003. The Company drew down €2.1 million ($2.3 million) of the VAT facility granted by Barclays Bank, S.A. and the remaining amount corresponds to reimbursable subsidies collected in 2003 from the Spanish Ministry of the Economy.

Financing fees on bank loans amounted to $48 thousand in 2005 ($1.2 million in 2004 and $2.5 million in 2003). Financing fees incurred in 2004 and 2003 were in respect of opening fees, legal costs and technical consulting costs, most of which were  associated with the Investec and Macquarie loan facility in respect of the Aguablanca mine.

Debt repayments amounted to $19.4 million in 2005, including $8.0 million repaid to Investec and Macquarie in respect of the Aguablanca project finance, $1.75 million repaid to Deutsche Bank, $9.2 million repaid to Barclays Bank in respect of loans granted to finance VAT, of which $4.7 million had been granted in 2005 and the balance in 2004. The balance, $0.5 million, corresponds to other loans.

Debt repayments amounted to $12.2 million during 2004. They included the repayment of $7.2 million to Deutsche Bank relating to the term loan facility, the repayment of €3.6 million ($4.5 million) of the VAT facility that had been drawn down in 2003, and other repayments amounting to a total of $0.5 million.

In 2003, debt repayments amounted to $6.5 million, including $6.1 million of scheduled payments to Deutsche Bank relating to the term loan facility and other loans amounting to $0.4 million.

Gold operations

Operating activities –

Gold operations consumed cash of $2.1 million in 2005 compared to cash generated in 2004 of $16.1 million. The reason for the poorer performance of the gold operations is the higher costs and lower production at El Valle and Carlés operations, as detailed in the section above.

Net cash consumed in 2005 by gold operating activities is basically comprised of cash proceeds of $1.1 million from El Valle and Carlés, cash used of $2.5 million in respect of the Salave gold project, cash used of $0.7 million in respect of the gold project in Honduras that is in restoration.

Investing activities –

Investing activities in respect of gold operations consumed $14.0 million in 2005, compared to $12.9 million in 2004. Investing activities in 2005 are mainly related to expenditures on mineral properties ($13.7 million), of which $5.0 million are related to El Valle and Carlés mines and $8.7 million are related to the Tasiast gold project in Mauritania. In 2004, capital expenditures on mineral properties consisted of $8.7 million in relation to the El Valle and Carlés mines, and $2.0 million relation to the Tasiast project.

Nickel operations

Operating activities –

Production and sales of concentrate from the Aguablanca nickel mine started in 2005. During 2005, five shipments of Aguablanca concentrate were sold to Glencore International AG under the existing long-term agreement. Operating cash flow provided by nickel operations amounted to $14.3 million in 2005 compared to negative $5.0 million in 2004. There was no production of ore at Aguablanca in 2004. Operating cash flow originating in 2005 is basically comprised of $17.1 million from the Aguablanca nickel mine and net of cash of $2.8 million consumed in respect of nickel exploration in the Ossa Morena region.

Investing activities –

Investing activities consumed $8.6 million in 2005 ($42.3 million in 2004).

Capital expenditures on mineral properties amounted to $13.7 million and $41.5 million in 2005 and 2004, respectively, most of which are related to the Aguablanca nickel mine. Expenditures in 2005 include payments made to suppliers in 2005 in respect of works that had been completed by the end of 2004.

In addition, during 2005 the Company collected $7.0 million corresponding to a portion of the grant received in 2003 for the Aguablanca mine.

Corporate operations

Operating activities –

Corporate activities consumed operating cash flows of $3.1 million in 2005 ($2.2 million in 2004), basically related to administration and corporate expenses.

Investing activities –

The Company used $1.4 million in investing activities related to corporate operations. These investments correspond to the acquisition of the new head offices in northern Spain ($0.6 million).

Refer to note 16 of the audited consolidated financial statements for a detail of the Company’s consolidated statements of cash flows.

Balance Sheet

Total assets decreased to $249.2 million as at December 31, 2005, from $281.9 million at the previous year end, principally attributable to a lower cash balance and receivables in respect of grants and VAT and other taxes. This more than offset an increase in the carrying value of mineral properties. Cash and cash equivalents decreased by $28.3 million to $53.6 million as a result of the investing expenditures and net repayments of bank loans, and receivables related to grants and VAT and other taxes reduced as a result of funds collected in 2005. The book value of mineral properties, net of depreciation, increased to $157.1 million in 2005 from $144.3 million in 2004.

The Company’s working capital decreased at the end of 2005 to $18.9 million compared to $82.6 million at the end of 2004, due mainly to the reduction in cash, grants, VAT and other taxes receivable, and the increase in accounts payable and accrued liabilities, largely as a result of the mark-to-market of derivative financial instruments and accruals recorded in relation to the closure of El Valle and Carlés mines.

Long-term debt was $16.0 million at December 31, 2005, compared to $31.1 million at the end of 2004. The decrease is mainly related to the transfer to short term debt of $13 million under the credit facility granted by Investec and Macquarie to finance the Aguablanca mine and $1.7 million under the Deutsche Bank loan.

Shareholders' equity decreased to $141.9 million at the end of 2005 from $191.3 million in 2004. The decrease is mainly attributable to an increase in capital stock (resulting from the issuance of common shares and stock options) totalling $3.7 million, a negative foreign currency translation adjustment of $11.0 million due to the depreciation of the Euro relative to the U.S. dollar, and net loss of $42.1 million for the year.

Refer to note 16 of the audited consolidated financial statements for a detail of the Company’s consolidated balance sheets.

Outlook

For Rio Narcea, 2006 is expected to be a turnaround year with the bases set for long-term growth. After a protracted period of start-up and commissioning during 2005, the Aguablanca nickel mine is now expected to provide the cash flow required for growing the company. The construction of the Tasiast gold project will continue through 2006 and will provide the Company with significant low cost gold production starting in 2007.

The El Valle and Carlés gold operations in northern Spain, where the Company started in 1994, will be closed by the end of 2006. The high mining costs due to bad ground conditions, together with the decision of the Regional Government of Asturias not to authorize the “change in land use” required to develop the nearby Salave gold deposit, have been the critical factors behind the closure decision. This decision to close the El Valle and Carlés mines may be viewed as a positive one, as it will, when completed, eliminate cash flow losses from these operations and enable management to focus on new business opportunities that create long-term shareholder value.

At Salave, no further field developments are planned and the Company has retained legal counsel to seek reversal of the decision or, alternatively, compensation for the damages suffered by the Company. This is backed by the Spanish laws, including, among others, the Spanish Constitution.

Besides the corporate growth opportunities that the Company will actively pursue during 2006, a significant effort will be placed on the exploration for additional gold, nickel and copper resources on our mineral rights in the Iberian Peninsula and Mauritania. Due to the very large size of the land package, the Company will continue, where appropriate, with the policy of entering into farm out exploration agreements on some of these properties in order to advance discoveries and share the exploration risks.

Risk and Uncertainties

The El Valle and Carlés gold mines and the Aguablanca nickel mine are the Company's main operating assets. In addition, the Company has started the construction of its Tasiast gold project in Mauritania. The Company's success is ultimately dependent upon the ability of the Company to continue the development and economical exploitation of its mineral reserves. In addition, fluctuations in commodity prices, primarily gold, nickel and copper, and currency exchange rates and other unforeseeable events impact the Company's revenues and earnings and its ability to continue to finance and develop its projects. The following discussion pertains to certain principal risks not fully or previously discussed in the management’s discussion and analysis but is not, by its nature, all inclusive.

Commodities and Foreign Exchange Risk

The cash flow and earnings of the Company will be derived primarily from gold and nickel mining and hence are extremely dependent on metal prices, which fluctuate widely and are affected by numerous factors beyond the Company’s control. In addition, while revenues from mining operations are received in U.S. dollars and prices for the metals that Rio Narcea sells are quoted in U.S. dollars, the majority of operating and capital costs are incurred in Euros, which can give rise to significant foreign currency transaction exposure.

From time to time, Rio Narcea enters into derivative financial instruments intended to mitigate the risk of declining commodity prices in accordance with policies approved by its Board of Directors.

The following table details the Company's derivatives position as at December 31, 2005 (offset transactions are not presented; refer to note 15 of the audited consolidated financial statements):

Gold
Year	Type of Contract	Ounces	Price per Ounce
2006	Put	6,960	$280
		89,420	€300
	Forward	7,751	$301

Copper
Year	Type of Contract	Tonnes	Price per tonne
2006–2008	Forward	6,000	€1,831
		6,000	€1,875

Foreign Exchange (US$/Euro)
Year	Type of Contract	$US	Price per $US
2006–2008	Forward	12,539,800	€1.22

As at December 31, 2005, 2004 and 2003, the book value of the existing derivative financial instruments amounted to negative $19.1 million, $0.9 million and positive $5.8 million, respectively. The fair value of these derivative financial instruments amounted to negative $19.1 million in 2005, negative $0.9 million in 2004, and positive $0.4  million in 2003. In addition, as at December 31, 2005, the Company had $2.3 million of deferred expenses that will be accounted for as expenses in 2006.

Based on 2006 production estimates, the approximate sensitivities of operating cash flows and income to changes in gold, nickel and copper prices and US$/Euro exchange rate are as follows:

$ 000
	Variation	Effect on operating cash flow (a)	Effect on income (a) (b)
Gold price	(20%)	(2,536)	(2,536)
	(10%)	(1,939)	(1,939)
	10%	1,939	1,939
	20%	3,877	3,877
Nickel price	(20%)	(12,458)	(12,458)
	(10%)	(6,229)	(6,229)
	10%	6,229	6,229
	20%	13,023	13,023
Copper price	(20%)	(2,243)	(2,243)
	(10%)	(1,122)	(1,122)
	10%	1,122	1,122
	20%	2,243	2,243
$/€ exchange rate	(20%)	9,775	13,661
	(10%)	4,888	6,829
	10%	(4,888)	(6,826)
	20%	(9,775)	(13,649)

(a) Base case assumes Au: $450/oz, Ni: $5.00/lb, Cu: $1.50/lb and exchange rate: $1.25/Euro.

(b) Before income tax and excluding the effect of the mark-to-market of derivative financial instruments and excluding the effect of variations in exchange rates on monetary assets and liabilities.

The approximate sensitivities of the fair value of derivative financial instruments and significant monetary assets and liabilities to changes in gold and copper prices and US$/Euro exchange rate are as follows (derivative financial instruments and significant monetary assets are not related to nickel prices):

$ 000
	Variation	Effect on fair value of derivative financial instruments (a)	Effect on fair value of significant monetary assets and liabilities (a)(b)
Gold price	(20%)	918	-
	(10%)	413	-
	10%	(399)	-
	20%	(798)	-
Copper price	(20%)	8,377	-
	(10%)	4,189	-
	10%	(4,189)	-
	20%	(8,377)	-
$/€ exchange rate	(20%)	(6,996)	(6,029)
	(10%)	(3,499)	(3,014)
	10%	3,510	3,014
	20%	7,070	6,029

(a) Base case assumes year-end commodity prices and exchange rates (Au: $513/oz, Cu: $2.08/lb and exchange rate: $1.18/Euro).

(b) Includes cash and cash equivalents and debt.

Environmental, Health and Safety Risks

The mining industry is generally subject to risks and hazards, including operational accidents, unexpected mining conditions, safety issues and extreme weather conditions that can have a material impact on costs and cash flows. Although Rio Narcea maintains insurance to protect against general and industry specific risks, there can be no assurance that it would provide sufficient coverage under every circumstance.

The Company regularly reviews its environmental management programs and believes it has made reasonable provisions for future reclamation and closure costs for its operations in the consolidated financial statements. The Company does not currently foresee any changes in environmental laws or regulations in the countries within which it operates that would adversely impact it’s producing and development properties; however, it cannot guarantee that the possibility of such changes would not occur.

Capital Requirements

The Company believes it will be able to fund future investments in its mineral properties through internally generated cash flow, existing working capital and a combination of debt, equity and grants. There can be no assurance the Company will be able to raise additional debt or equity financing, or that future government grants will be made available to the Company. However, the Company could, if necessary, seek partnerships or alternative arrangements to advance its mineral properties.

Uncertainty of Ore Reserve Estimates

Although the Company has, with the assistance of independent experts as appropriate, carefully prepared its mineral reserve and resource figures in accordance with the requirements of the applicable securities regulatory authorities and established industry practices, such figures are estimates only. The mineral reserves have been determined based upon assumed commodity prices, operating costs and exchange rates. These factors may in the future render certain ore reserves uneconomic to mine and result in a significant reduction in the reported mineral reserves. Furthermore, no assurance can be given that the indicated tonnages and grade will be achieved or that the indicated level of recovery will be realized over the mine life.

Replacement of Mineral Reserves

The Company must continually replace mineral reserves depleted by production by doing the work necessary to reclassify known mineral resources to mineral reserves, expanding known mineral orebodies or locating new deposits in order for it to maintain or grow production levels over the long term. Exploration is highly speculative in nature, involves many risks and frequently is unproductive. Success is very uncertain and dependent upon a number of factors including, but not limited to, quality of management, quality and availability of geological expertise, and availability of exploration capital. As a result of these and other factors, there is no guarantee that the Company’s exploration efforts will result in the discovery of additional mineral reserves. If mineralization is discovered, it might take many years until production is possible, during which time the economic feasibility of production may change.

Project Risks

In pursuing its near-term objective of joining the select ranks of the profitable, mid-tier metal producers, the Company evaluates acquisition opportunities that would give appropriate returns to enhance shareholder value. Any resultant acquisition(s) may have significant associated risks, including, but not limited to: (1) political, (2) market volatility, (3) orebody proving to be below expectations, and (4) environmental. Additionally, the Company may require additional capital to finance acquisitions. There can be no assurance that the Company would be successful in overcoming these risks or any other problems arising from such acquisitions.

Critical Accounting Policies and Estimates

The Company’s significant accounting policies are outlined in note 2 to the audited consolidated financial statements. The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly re-evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions. The following policies and estimates listed below are considered by management to be most critical to understanding the Company’s financial statements and the uncertainties that could impact the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.

Mineral Properties

Property acquisitions, mine developments costs, buildings and equipment (“mineral properties”) represent a large portion of the Company’s assets and are basically amortized against earnings on the unit-of-production method based on proven and probable reserves. Reserve estimates are prepared by qualified persons in accordance with industry standards. A material revision to reserves could result from, but not limited to, changes in the assumed metal prices, changes in exchange rates, production costs, new results from drilling and exploration activities.

As at year end 2005, the Company estimated its gold reserves at the El Valle and Carlés mines assuming a gold price of $430 per ounce (2004 - $400) per ounce and an exchange rate of $1.20/€ (2004 - $1.23/€), which equals a gold price of €358 (2004 - €325) per ounce. Gold reserves at the Tasiast project were estimated in February 2004 (Feasibility Report), and remained unchanged at year end 2005, assuming a gold price of $370 per ounce. Nickel reserves at the Aguablanca mine were estimated in as at December 31, 2005 using a nickel price of $3.00 per pound (2004 - $3.00) and an exchange rate of $1.00/€ (2004 - $1.00/€), which equals a nickel price of €3.00 per pound (2004 - €3.00). Changes in the reserve quantities would cause changes to amortization expense in periods subsequent to the revision and could result in the impairment of the carrying value of the mineral properties.

Impairment of Long-lived Assets

The Company reviews and assesses long-lived assets for recoverability whenever indicators of impairment exist. Impairment assessments are based on estimated future undiscounted net cash flows from each property. Future cash flows are calculated using estimated recoverable metals, future sales prices, future operating, capital, and reclamation and mine closure costs. Estimates of future cash flows are uncertain and are affected by external factors such as metal prices and foreign currency exchange rates.

As discussed in the Mineral Properties section, various factors could impact the Company’s ability to achieve its forecasted production schedules from proven and probable reserves. Additionally, metal prices, exchange rates, operating and capital expenditure requirements and reclamation and mine closure costs could differ from the assumptions used in the cash flow models used to assess impairment. Material changes to any of these factors or assumptions discussed above could result in future impairment charges to operations.

Site Restoration Costs and Obligations

Site restoration costs and related obligations are estimated based on environmental and regulatory requirements promulgated by mine administrations of each of the countries in which the Company operates, or higher standards when the Company considers that standards of the country in which it operates are not in accordance with generally accepted standards in the industry.

Accounting for site reclamation and closure costs requires management to make significant judgments and estimates to each of its mining operations, which are subject to laws and regulations relating to the protection of the environment. Actual costs incurred in future periods could differ from amounts estimated. Furthermore, more restrictive changes to environmental laws and regulations could increase the requirements for site restoration work and closure obligations to be performed by the Company and as such could materially impact the amounts charged to operations for site restoration.

Future Income Tax Assets

The Company follows the liability method of accounting for income taxes. Future income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Future income taxes are measured using the substantively enacted rates and laws that will be in effect when the differences are likely to reverse. If on the basis of available evidence, it is more likely than not that all or a portion of the future tax asset will not be realized, the future tax asset is reduced by a valuation allowance.

In order to assess the recoverability of deferred tax assets, management has to make important judgments as to expectations of future taxable income. Estimates of future taxable income are based on projected cash flows from operations and the application of existing tax laws in each jurisdiction. For a discussion of the factors that could give rise to different projected cash flows than estimated, refer to the above discussion under Impairment of Long-lived Assets. The Company’s ability to realize the future income tax assets could be impacted in the event that projected cash flows and taxable income differ significantly from estimates. Furthermore, the Company’s ability to obtain future tax benefits represented by its future income tax assets could be limited by future changes in tax laws in the jurisdictions in which the Company operates.

Off-balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates. The only significant off-balance sheet arrangements are its gold, copper and foreign exchange derivative financial instruments (refer to note 15 of the audited consolidated financial statements and the “Commodities and Foreign Exchange Risk” section).

Contractual Obligations and Commitments

Rio Narcea’s contractual obligations at December 31, 2005 are summarized as follows:

	Payment due by period
(in millions)	Total	< 1yr	2–3 yrs	4–5 yrs	> 5yrs
Contractual Obligations
Debt	$ 33.9	$ 17.9	$ 10.2	$ 1.4	$ 4.4
Reimbursable subsidies	2.1	–	–	–	2.1
Asset retirement obligations	6.1	0.7	2.5	–	2.9
Lump-sum turn-key obligations	30.1	26.9	3.2	–	–
Total	$ 72.2	$ 45.5	$ 15.9	$ 1.4	$ 9.4

Non-GAAP Measures

Cash cost data is included because the Company understands that certain investors use this information to determine the Company's ability to generate cash flow for use in investing and other activities. Also, the Company believes that conventional measures of performance prepared in accordance with GAAP do not fully illustrate the ability of its operating mines to generate cash flow. This data is furnished to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. These measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely be comparable to similar measures presented by other issuers.

A reconciliation of cash cost per ounce of gold produced for the Company’s own gold operations to the audited consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2005		2004		2003
	$000	$/ounce	$000	$/ounce	$000	$/ounce

Mining expenses (a)	22,644	328	30,070	254	28,226	162
Plant expenses (a)	10,689	155	12,050	102	12,416	71
Smelting, refining and transportation (a)	7,096	103	3,467	29	2,001	12
By-products (a)	(10,612)	(154)	(4,183)	(35)	(1,461)	(8)
Variation in inventories of product in progress	978	14	—	—	—	—
Adjustments:
Reclamation costs	42	0	268	2	(19)	(0)
Stripping	—	—	(15,738)	(133)	(15,669)	(90)
Employee stock options expensed	(156)	(1)	(472)	(4)	(143)	(1)
Cash cost	30,681	445	25,462	215	25,351	146

Production of gold (ounces)		68,945		118,580		174,175

(a)

Refer to notes 19 and 20 of the audited consolidated financial statements.

A reconciliation of cash cost per ounce of gold produced under the agreement with Nalunaq to the audited consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2005		2004		2003
	$000	$/ounce	$000	$/ounce	$000	$/ounce

Purchase of gold ore (a)	21,843	372	18,093	360	—	—
Plant expenses (a)	2,649	45	1,863	37	—	—
Smelting, refining and transportation (a)	—	—	—	—	—	—
By-products (a)	—	—	—	—	—	—
Variation in inventories of products in progress	2,400	41	—	—	—	—
Cash cost	26,892	458	19,956	397	—	—

Production of gold (ounces)		58,767		50,297		—

(a)

Refer to notes 19 and 20 of the audited consolidated financial statements.

A reconciliation of cash cost per pound of nickel sold for the Company’s nickel operations to the audited consolidated financial statements prepared in accordance with Canadian GAAP is as follows:

	2005
	$000	$/lb

Mining expenses (a)	7,928	0.67
Plant expenses (a)	15,009	1.34
Smelting, refining and transportation (a)	31,865	2.85
By-products (a)	(18,539)	(1.66)
Royalties (a)	959	0.09
Variation in inventories of final products (a)	(1,525)	(0.14)
Adjustments:
Reclamation costs	(82)	(0.01)
Employee stock options expensed	(156)	(0.01)
Cash cost	35,459	3.17

Production of nickel (lb 000)		11,863
Sales of nickel (lb 000)		11,170

(a)

Refer to notes 19 and 20 of the audited consolidated financial statements.

Outstanding Shares

Common shares issued and outstanding as at March 24, 2006 are as follows:

Shares Amount
# $

Balance, December 31, 2005 159,742,175 237,001,700
Issuances of cash
Exercise of employee stock options 581,333 900,400
Non-cash issuance
Exercise of employee stock options — 1,178,500
Balance, March 24, 2006 160,323,508 239,080,600

On March 16, 2006, the Company granted 1,350,000 stock options to employees at an exercise price of CDN$2.08.

Amendment and Change in Accounting Policies

In March 2006, the Emerging Issues Committee (“EIC”) issued EIC 160 on the issue of Accounting for Stripping Costs Incurred during Production Phase of a Mining Operation. In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The EIC concluded that the costs of removing overburden and waste materials, often referred to as “stripping costs”, incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. However, stripping costs should be capitalized if the stripping activity can be shown to represent a betterment to the mineral property. This abstract should be applied to stripping costs incurred in fiscal years beginning on or after July 1, 2006, and may be applied retroactively. Earlier adoption is encouraged.

During the last quarter of 2005, the Company changed its accounting policy of stripping costs and early adopted the new accounting policy with an effective date as of January 1, 2005.  The Company adopted this policy prospectively. This change in policy had no impact on the prior year’s financial statements as the stripping costs capitalized in previous years were fully amortized as at December 31, 2004.

Mining costs incurred prior to 2005 on development activities comprising the removal of waste rock to initially expose the ore at open pit mines (“overburden removal”), commonly referred to as “deferred stripping costs,” were capitalized. Amortization was calculated using the units-of-production method, based on estimated recoverable metals, specifically ounces of gold for gold projects and tonnes of nickel for nickel projects, in current operating mines (proven and probable reserves). Amortization was charged to operating costs as metal (gold or nickel) was produced and sold, using a stripping ratio calculated as the ratio of total cubic metres to be moved to total metal (ounces of gold or tonnes of nickel) to be recovered over the life of the mine. Applying this ratio yielded a theoretical amount of overburden removed in a year, the total costs for which were determined by using an average cost per cubic metre. The average cost per cubic metre was calculated using (i) actual costs of overburden removal incurred to date, with no reference to future expenditures and (ii) actual cubic metres of overburden removed to date. This resulted in the recognition of the cost of stripping activities over the life of mine as metal (gold or nickel) is produced and sold. The application of the accounting for deferred stripping costs and resulting timing differences between costs capitalized and costs amortized generally resulted in an asset on the balance sheet, although it is possible that a liability could arise if amortization of the capitalized costs exceeds the costs being capitalized over an extended period of time.

Recent Accounting Pronouncements

Canadian GAAP Standards

In 2005, the CICA approved the following Handbook Sections: 1530, Comprehensive Income, 3855, Financial Instruments – Recognition and Measurement, 3865, Hedges and 3251, Equity. These standards will be effective for the Company beginning January 1, 2007.

The impact of implementing these new standards on the Company’s consolidated financial statements is currently being evaluated. The following provides further information on each of the new accounting standards as they relate to the Company.

Comprehensive income and equity –

Other comprehensive income will be included as a separate component of the shareholder’s equity on the consolidated balance sheets. The major components that will be included in this category include unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, net of hedging, and changes in the fair value of the effective portion of cash flow hedging instruments. These amounts will be recorded in the statement of other comprehensive income until the criteria for recognition in the consolidated statement of income are met.

Handbook section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. It specifies that an entity should separately present the following components of equity: retained earnings, accumulated other comprehensive income, contributed surplus, share capital and reserves.

Financial instruments – recognition and measurement

Under the new standard, for accounting purposes, financial assets will be classified as one of the following: held-to-maturity, loans and receivables, trading or available-for-sale, and financial liabilities will be classified as held-for-trading or other than held-for-trading. Financial assets and liabilities classified as held-for-trading will be measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading, will be measured at amortized cost. Available-for-sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income. The standard permits an entity to designate any financial instrument, upon initial recognition, as held-for-trading. All derivatives, including embedded derivatives that must be separately accounted for, generally must be classified as held for trading and recorded at fair value in the consolidated balance sheets.

Hedges –

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting is to be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation.

Non-monetary transactions –

In June 2005, the CICA issued Handbook Section 3831, Non-Monetary Transactions, replacing Section 3830 of the same title. The new accounting standard requires all non-monetary transactions be measured at fair value unless certain conditions are satisfied. The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. The adoption of this statement did not have any material impact on our results of operations or financial position.

U.S. GAAP Standards

Share-based payment –

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 123 (revised 2004), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. Statement 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Statement 123(R) originally required adoption no later than the first interim or annual period beginning after June 15, 2005, irrespective of the entity’s fiscal year. In April 2005, the Securities and Exchange Commission (“SEC”) issued a release that amended the compliance dates for Statement 123(R). Under the SEC’s new rule, the Company will be required to apply Statement 123(R) as of January 1, 2006. Early adoption will be permitted in periods in which financial statements have not yet been issued. We expect to adopt Statement 123(R) on January 1, 2006.

Statement 123(R) permits public companies to adopt its requirements using one of two methods:

A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date.

A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate, based on the amounts previously recognized under Statement 123 for purposes of pro forma disclosures, either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The company plans to adopt Statement 123(R) using the modified-retrospective method.

Effective January 1, 2004, the Company adopted the fair-value-based method of accounting for share-based payments using the retroactive restatement method described in FASB Statement No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. The Company has elected to retroactively adopt the amendment, with restatement of prior periods, effective January 1, 2004 for all employee stock options granted or modified by the Company since inception of the employee stock option plans in July 1994. Currently, the Company uses the Black-Scholes-Merton formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of Statement 123(R) on January 1, 2005. The Company does not anticipate that adoption of Statement 123(R) will have a material impact on its results of operations or its financial position.

However, Statement 123(R) also requires that the benefits of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement would reduce net operating cash flows and increase net financing cash flows in periods after the effective date. While the Company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions was nil.

Exchanges of non-monetary assets –

In December 2004, the FASB issued Statement 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion 29, Accounting for Non-monetary Transactions. This amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under Statement 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. This statement is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The adoption of this statement did not have any material impact on our results of operations or financial position.

Accounting for stripping costs –

In March 2005, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry. In the mining industry, companies may be required to remove overburden and other mine waste materials to access mineral deposits. The EITF concluded that the costs of removing overburden and waste materials, often referred to as “stripping costs”, incurred during the production phase of a mine are variable production costs that should be included in the costs of the inventory produced during the period that the stripping costs are incurred. Issue No. 04-6 is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The adoption of this statement had no impact on our results of operations or financial position.

Forward-looking Statements

This report contains "forward-looking statements" within the meaning of the United States securities laws. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events, capital expenditures, exploration efforts, financial needs, and other information that is not historical information. The forward-looking statements contained herein are based on Rio Narcea’s current expectations and various assumptions as of the date such statements are made. Rio Narcea cannot give assurance that such statements will prove to be correct. These forward-looking statements include statements regarding: Rio Narcea's operating plans and expectations for the El Valle and Carlés mines, the Aguablanca mine and surrounding properties; the Tasiast development project and the  Salave gold projects; expectations relating to future gold and base metal production; anticipated cash and other operating costs and expenses; schedules for completion of feasibility studies, mine development programs and other key elements of Rio Narcea's business plan; potential increases or decreases in reserves and production; the timing and scope of future drilling and other exploration activities; expectations regarding receipt of permits and other legal and governmental approvals required to implement Rio Narcea's business plan.

Factors that could cause Rio Narcea's actual results to differ materially from these statements include, but are not limited to, changes in gold and nickel prices, the timing and amount of estimated future production, unanticipated grade changes, unanticipated recovery problems, mining and milling costs, determination of reserves, costs and timing of the development of new deposits, metallurgy, processing, access, transportation of supplies, water availability, results of current and future exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, joint venture relationships, availability of materials and equipment, the timing of receipt of governmental approvals, capitalization and commercial viability, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor disputes, delays in start-up dates, environmental costs and risks, local and community impacts and issues, and general domestic and international economic and political conditions.

Rio Narcea undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.